UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Wireless Telecom Group, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

976524108
(CUSIP Number)

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 6, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 976524108

1	NAME OF REPORTING PERSON Investcorp S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,472,667
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,472,667
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,472,667
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.9%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 976524108

1	NAME OF REPORTING PERSON SIPCO Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,472,667
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,472,667
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,472,667
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.9%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 976524108

1	NAME OF REPORTING PERSON Investcorp Technology Ventures, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 6,472,667
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 6,472,667
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,472,667
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 976524108

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background

Item 2 is hereby amended and restated as follows:

(a)	This statement is filed by:

i.	Investcorp S.A., a Cayman Islands corporation (“Investcorp”);

ii.	SIPCO Limited, a Cayman Islands corporation (“SIPCO”); and

iii.	Investcorp Technology Ventures, L.P., a Cayman Islands limited partnership (“Investcorp Technology Ventures”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, filed with the SEC on July 11, 2005.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

The officers, directors and general partners of the Reporting Persons and their principal occupations, business addresses and citizenship are set forth on Schedule A and are incorporated by reference in this Item 2.

(b)           The principal business address of each Reporting Person is Boundary Hall, Cricket Square, P.O. Box 1111, Grand Cayman KY1-1102, Cayman Islands, BWI.

(c)           The principal business of Investcorp is acting, through its subsidiaries, as a principal and intermediary in international investment transactions.  The principal business of SIPCO is serving as a passive holding company.   The principal business of Investcorp Technology Ventures is investing in technology-driven companies.

(d)           No Reporting Person or any person listed on Schedule A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person or any person listed on Schedule A has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of the Reporting Persons is organized under the laws of the Cayman Islands, British West Indies.

CUSIP NO. 976524108

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

The Reporting Persons currently have two designees, Glenn Luk and Anand Radhakrishnan (the “Reporting Person Designees”), serving on the Board of Directors of the Company (the “Board”).  The Reporting Persons, including their representatives, have engaged in communications, and currently intend to engage in further communications and discussions, with other members of the Board concerning the strategic direction of the Company and composition of the Board.

 No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein, for such actions as may be taken by the Reporting Person Designees in their capacity as directors of the Company, or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Company on a continuing basis.  Depending on various factors including, without limitation, the Company’s financial position, business and strategic direction, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons, including representatives of the Reporting Persons, may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Company, engaging in discussions with shareholders of the Company and others about the Company and the Reporting Persons’ investment, making proposals to the Company concerning changes to the capitalization, ownership structure, board structure (including board composition or seeking board representation) or operations of the Company, purchasing additional Common Stock, selling some or all of their Common Stock, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer

Items 5(a) and (b) are hereby amended and restated as follows:

The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 24,095,987 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of November 5, 2012, as reported in the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2012.

(a) As of the close of business on March 7, 2013, Investcorp Technology Ventures directly owned 6,472,667 shares of Common Stock, constituting approximately 26.9% of the shares of Common Stock outstanding.    Investcorp is the indirect parent corporation of Investcorp Technology Fund Limited Partnership, which is the general partner of Investcorp Technology Ventures.  SIPCO may be deemed to control Investcorp through its ownership of a majority of the stock of a company that indirectly owns a majority of Investcorp.  By virtue of these relationships, Investcorp, SIPCO and Investcorp Technology Ventures may be deemed to share beneficial ownership over the shares held by Investcorp Technology Ventures.

None of the persons listed on Schedule A beneficially owns any shares of Common Stock.

(b) Investcorp, SIPCO and Investcorp Technology Ventures may be deemed to share the power to vote or to direct the vote, and the power to dispose or to direct the disposition, of the shares of Common Stock held by Investcorp Technology Ventures.

CUSIP NO. 976524108

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2013

INVESTCORP S.A.

By:	/s/ Nemir A. Kirdar
Name:	Nemir A. Kirdar
Title:	Authorized Representative

SIPCO LIMITED

By:	/s/ Nemir A. Kirdar
Name:	Nemir A. Kirdar
Title:	Authorized Representative

INVESTCORP TECHNOLOGY VENTURES, L.P.

By:	ITV LIMITED, as General Partner of Investcorp Technology Fund Limited Partnership, its General Partner

	By:	/s/ Abbas Rizvi
	Name:	Abbas Rizvi
	Title:	Authorized Representative

CUSIP NO. 976524108

 SCHEDULE A

Directors and Officers of Investcorp S.A.

Name and Position	Principal Occupation	Business Address	Citizenship

Nemir A. Kirdar Executive Chairman, Chief Executive Officer and Director	Executive Chairman and CEO of Investcorp S.A. and Investcorp Bank B.S.C.	Investcorp House P.O. Box 5340 Manama Bahrain	Bahrain
Rishi Kapoor Chief Financial Officer and Director	Chief Financial Officer of Investcorp Bank B.S.C.	Investcorp House P.O. Box 5340 Manama Bahrain	India
Jonathan C. Minor Secretary and Director	Head of Financial Management of Investcorp Bank B.S.C.	Investcorp House P.O. Box 5340 Manama Bahrain	Australia
Stephanie R. Bess Assistant Secretary, General Counsel and Director	General Counsel of Investcorp Bank B.S.C.	Investcorp House 48 Grosvenor Street London W1K 3HW England, UK	United States of America
Paget-Brown Trust Company Ltd. Assistant Secretary	Providing corporate management services	Boundary Hall Cricket Square P.O. Box 1111 Grand Cayman KY1-1102 Cayman Islands	Cayman Islands, BWI

CUSIP NO. 976524108

Directors and Officers of SIPCO Limited

Name and Position	Principal Occupation	Business Address	Citizenship

Nemir A. Kirdar Director	Executive Chairman and CEO of Investcorp S.A. and Investcorp Bank B.S.C.	Investcorp House P.O. Box 5340 Manama Bahrain	Bahrain
Hussain Ibrahim Al Fardan Director	Chairman, Alfardan Group Holding Co., LLC	Investcorp House P.O. Box 5340 Manama Bahrain	Qatar
Abdul Aziz Jassim Kanoo Director	Deputy Chairman, Yusuf Bin Ahmed Kanoo Group	Investcorp House P.O. Box 5340 Manama Bahrain	Saudi Arabia
Mustafa Jassim Boodai Director	Chairman, Boodai Trading Co. Ltd.	Investcorp House P.O. Box 5340 Manama Bahrain	Kuwait
Stephanie R. Bess Director	General Counsel of Investcorp Bank B.S.C.	Investcorp House 48 Grosvenor Street London W1K 3HW England, UK	United States of America
Michael L. Merritt Director	Chief Administrative Officer of Investcorp Bank B.S.C	Investcorp House P.O. Box 5340 Manama Bahrain	United States of America
Paget-Brown Trust Company Ltd. Secretary	Providing corporate management services	Boundary Hall Cricket Square P.O. Box 1111 Grand Cayman KY1-1102 Cayman Islands	Cayman Islands, BWI

CUSIP NO. 976524108

General Partner of Investcorp Technology Ventures, L.P.

Name	Principal Occupation	Business Address	Citizenship

Investcorp Technology Fund Limited Partnership	Passive holding company	Boundary Hall Cricket Square P.O. Box 1111 Grand Cayman KY1-1102 Cayman Islands	Cayman Islands, BWI

CUSIP NO. 976524108

General Partner of Investcorp Technology Fund Limited Partnership

Name	Principal Occupation	Business Address	Citizenship

ITV Limited	Passive holding company	Boundary Hall Cricket Square P.O. Box 1111 Grand Cayman KY1-1102 Cayman Islands	Cayman Islands, BWI